SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A

CNPJ/MF no. 01.832.635/0001-18

NIRE 35.300.150.007

Public Liability Company with Authorized Capital – CVM no. 016390

Minutes of the Debenture Holder Meeting of the 1st. Public Emission of 50,000 of Non-Convertible Debentures in Shares, in a Single Series, of the Unsecured nominative debentures of TAM S.A., executed in December 22, 2011

l) Place, Hour and Date: Rua Ática no. 673, in the City of São Paulo, State of São Paulo, at 10:00 hrs., of December 22, 2011.

ll) Convocation: Published in Official Gazette of the State of São Paulo and in the Economic Value, in editions of the days 07, 08 and 09 of December, 2011.

lll) Direction of the Works: Ana Paula Zanetti – President; Sandoval Martins Pereira – Secretary, which compose the executive meeting board.

lV) Present: Debenture holders representing 94.09% (ninety four point zero nine per cent) of the Debentures in Circulation, as verified in the signature Book of the Presence of Debenture holders and by the Fiduciary Agent. Also present were the representatives of the Issuers, Sandoval Martins Pereira and Luiz Cláudio Mattos de Aguiar, and the representative of the Fiduciary Agent, Pentágono S.A. Distributor of Equities and Securities, M/s Ranna Frota.

V) Order of the Day: (i) Examine the proposal of the Issuer in authorizing the Fiduciary Agent not to decree the anticipated expiring date after the closing of the financial year 2011, in the hypothesis of the Issuer not fulfilling the provision in Clause 5, alinea 5.1.1, item (xiii), of the Deed, concerning the obligation to maintain, as from the beginning of the amortization period and until the end of the liquidation of all the obligations resulting from the Deed, index of coverage of the debt not lesser than 130% (one hundred and thirty per cent); (ii) The premium to be paid to the debenture holders of the Deed, in view of the alteration that deals with item (i) above listed.

VI) Deliberations: Examined and discussed the materials contained in the Order of the Day, were approved through voting by the Debenture holders representing 90.21% (ninety point twenty one per cent) of the debentures in circulation, being that 3.88% (three point eighty-eight per cent) voted against, of which 2% (two per cent) are represented by Ceres – Fundação Seguridade Social and 1.88% (one point eighty- eight per cent) were represented by Banco Cooperativo Sicred S.A., MBM Previdência Privada, MBM Seguradora S.A., pp.

Quantities: (i) the proposal of the Issuer to authorize the Fiduciary Agent not to decree the anticipated expiring date was approved, exclusively for the social year to the closed in December 31, 2011, in the hypothesis of the Issuer not fulfilling the provisions in Clause 5, alinea 5.1.1, item (xiii), of the Deed, after the closing the social year, 2011, concerning the obligation to maintain, as from the beginning of the amortization period and until the end of the liquidation of all the obligations resulting from the Deed, coverage of index of the debt not lesser than 130% (one hundred and thirty per cent); and (ii) the concession of a premium waiver” to be paid to the debenture holders, in view of the approval of item (i) above, in the sum of 0.9% (zero point nine per cent) of the Nominal Unit Value corrected until the dated of the payment, to the effected in December 28, 2011.

The waiver conceded in item (i) above remains conditioned to the payment of waiver premium deliberated upon in item (ii).

Vll) Closure: There being no further business to be handled and as no one else manifested the interest to make use of word, the assembly meeting was closed with writing of the present minutes, which after being read and approved by those present, was signed by all.

São Paulo, December 22, 2011.

Ana Paula Zanetti

President

Sandoval Martins Pereira

Secretary

TAM S/A

Sandoval Martins Pereira and Luiz Cláudio Mattos de Aguiar

Pentágono S.A. DTVM

Ranna Frota

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.